SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ending September 30, 2004

Microcell Telecommunications Inc.

800 de La Gauchetière Street West, Suite 4000
Montréal, Québec
Canada
H5A 1K3

Registration No. 0-29502

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM CONSOLIDATED BALANCE SHEETS
INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES

Microcell Telecommunications Inc.

President’s Message

We are proud to report that, despite the unstable environment created by TELUS Corporation’s offers, Microcell enjoyed a very strong third quarter, with best-ever performance in terms of revenues and operating income before depreciation and amortization (OIBDA)1.

There were important developments during this quarter that will have a profound effect on the Company’s future. Following the now expired unsolicited offers made by TELUS, our Board of Directors initiated a thorough strategic review process in order to determine the best way to maximize value for all securityholders. This strategic review led to the announcement, on September 20, 2004, of the execution of a support agreement with Rogers Wireless Communications Inc., whereby Rogers agreed to make offers to purchase all of the Microcell securities. Based on opinions received from its financial advisors JP Morgan Securities Inc. and Rothschild, our Board of Directors determined that the Rogers offers were fair to our shareholders and in the best interests of the Company.

On September 30, 2004, Rogers launched its offers and we announced the mailing of our Directors’ Circular detailing the Board’s recommendation to our shareholders to accept and tender their shares into the Rogers offers. The Rogers offers, which are subject to certain regulatory approvals and other customary conditions, expire on November 5, 2004.

We believe that the proposed transaction with Rogers represents an excellent opportunity for our shareholders and the best possible outcome for our customers, as it will permit them to continue to enjoy excellent service and will offer them the benefit, upon closing, of significantly enhanced wireless coverage across the country. In addition, because they allow for the continuation of the Fido® brand, the Rogers offers represent the best employment opportunities for our 2,600 employees.

Marketing, operating and financial successes highlight third quarter results

During the third quarter, we continued to build on our unique and appealing brand proposition as a leading innovator in Canada’s wireless industry. Positive highlights include:

•	The continued success of our City Fido™ service currently offered in Toronto and Vancouver, despite competitors’ heavy advertising spending.

•	Our successful “Back to School” promotion, which offered unlimited incoming calls for $25 per month.

•	The launch of an unlimited local calling package with no long-distance charges on incoming calls, attractively priced at $70 per month and including 850 minutes of outgoing long distance for calls within Canada and to the U.S.

These commercial initiatives, combined with other factors, led to solid operating and financial results for the quarter. As well, our wholly owned subsidiary, Inukshuk Internet Inc., made further strides with the announcement of an agreement with the Kativik Regional Government to bring broadband wireless access to 14 Inuit municipalities in northern Quebec. The service will provide leading-edge connectivity to many residents of Nunavut and offer significant educational, administrative and business opportunities to these communities.

During the third quarter, we recorded 179,532 gross activations, an increase of 35% compared to the third quarter of 2003 and our best non-fourth quarter ever. Approximately 70% of these were postpaid customers, compared to only 43% in the third quarter of last year. Net new additions totaled 75,773 and, at quarter end, we had 1,275,094 Fido customers.

[1]	OIBDA is a non-GAAP measure which is defined in the non-GAAP measures section of the Management Discussion and Analysis of Financial Condition and Results of Operations.

Microcell Telecommunications Inc.

Cost of acquisition (COA) for the quarter was $215 per new subscriber, compared to $249 for the same quarter of 2003. This favorable reduction reflects both the success of our targeted marketing programs and effective cost control.

Our customer acquisition achievements were driven by our “Back to School” campaign, the continued success of City Fido and the availability of several new handsets. The marked shift to postpaid service reflects the continued success of our strategy to build this part of our customer base. This, in turn, has a positive effect on our financial results.

Churn rates remained within our business plan parameters. The blended churn rate for the quarter was 2.8%, up slightly from 2.6% for the corresponding quarter last year. This increase is largely attributable to postpaid churn having increased from 2.0% to 2.5% during the quarter as a result of heavy competitor advertising and promotional spending. Prepaid churn for the quarter was 3.2%, remaining virtually unchanged from last year, although it has decreased from 4.5% in the second quarter of 2004.

This was also a record quarter for revenues. Total revenues increased to $175.4 million in the quarter, compared to $146.2 million for the same period last year. This 20% revenue increase reflects the very substantial momentum we have built in the acquisition of postpaid subscribers and the effectiveness of our marketing programs.

Average revenue per user (ARPU) was $44.24 on a blended basis, up from $39.98 for the same period last year. Postpaid ARPU was $64.43 compared to $63.88 in the third quarter of 2003, while prepaid ARPU was $18.66 compared to $19.92. The significant increase in our blended ARPU reflects the success of our strategy to increase the proportion of postpaid subscribers in our customer base and our customers’ adoption of value-added services.

Through double-digit revenue growth and rigorous expense management, we achieved OIBDA for the third quarter that nearly equaled the amount we generated for the first half of 2004. OIBDA increased to $37.6 million, up from $25.7 million in 2003, despite $4.2 million in special charges incurred as a result of our strategic review process. Net income was $2.9 million, up from $1.2 million in the third quarter of 2003.

Outlook for the balance of the year

Based on our operating performance for the first nine months of the year, we believe that we are on target to meet our 2004 plan.

Our third quarter operating results reflect our continued focus on achieving profitable growth by pursuing a postpaid-oriented market strategy that will positively impact subscriber acquisition and customer mix, as well as accelerate top line growth.

We are proud of the results we have achieved and believe that they confirm the underlying strength of our business model and demonstrate the unique attractiveness of the Fido brand in the marketplace. Therefore, the future appears truly promising for our service brand.

André Tremblay [signed]
President and Chief Executive Officer
Microcell Telecommunications Inc.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[UNAUDITED]

As at
[In thousands of Canadian dollars]

	September 30	December 31
	2004	2003
	$	$

		[note 1]

ASSETS [note 5]
Current assets
Cash and cash equivalents	110,977	43,094
Short-term investments	22,804	60,927
Receivables	91,430	76,796
Inventories	51,038	27,593
Prepaid license fees, rental sites and other prepaid expenses	31,998	26,850
Deferred charges	21,280	10,601
Other current assets	4,679	6,188

Total current assets	334,206	252,049
Property, plant and equipment	462,161	318,041
Intangible assets	226,885	233,819
Deferred charges and other non-current assets	33,147	653
Long-term investments	4,146	4,144

	1,060,545	808,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	127,982	91,634
Deferred revenues	47,450	42,328
Derivative instruments [note 5]	9,677	6,348
Current portion of long-term debt [note 5]	12,000	9,298

Total current liabilities	197,109	149,608
Long-term debt [note 5]	360,616	315,164
Derivative instruments [note 5]	24,740	—

	582,465	464,772

Shareholders’ equity
Share capital [note 6]	486,245	338,154
Warrants [note 6]	29,202	17,926
Contributed surplus [note 2]	4,288	—
Deficit	(41,655)	(12,146)

	478,080	343,934
	1,060,545	808,706

Contingencies [note 8]
Commitment [note 1]

See accompanying notes

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

[UNAUDITED]

[In thousands of Canadian dollars, except for per share data]

	Three months	Nine months	Three months	Five months	Four months
	ended	ended	ended	ended	ended
	September 30	September 30	September 30	September 30	April 30
	2004	2004	2003	2003	2003
	$	$	$	$	$

					[Pre-reorganization]
Revenues
Services	163,681	445,935	135,203	222,866	170,196
Products	11,732	36,168	10,965	18,793	7,498

	175,413	482,103	146,168	241,659	177,694

Costs and expenses
Cost of services	53,341	153,332	45,596	75,073	59,079
Cost of products	26,394	83,041	28,980	44,346	23,416
Selling and marketing	31,597	87,822	25,000	38,600	24,585
General and administrative	22,246	67,522	20,857	33,950	32,058
Special charges [notes 2 and 7]	4,227	9,668	—	—	—
Depreciation and amortization	23,262	61,072	17,546	28,780	59,388

	161,067	462,457	137,979	220,749	198,526

Operating income (loss)	14,346	19,646	8,189	20,910	(20,832)
Interest income	573	1,486	1,001	1,670	1,888
Interest expense	(9,272)	(23,782)	(5,258)	(9,702)	(70,608)
Foreign exchange gain (loss)	54	(15,757)	(1,500)	12,196	136,553
Gain on investments, marketable securities and other assets	40	57	54	73	312
Share of net loss in investees [note 1]	(808)	(1,690)	—	—	—

Income (loss) before income taxes	4,933	(20,040)	2,486	25,147	47,313
Income tax expense	(1,986)	(2,958)	(1,236)	(8,940)	(1,796)

Net income (loss)	2,947	(22,998)	1,250	16,207	45,517
Accretion on redemption price – preferred shares [note 6]	—	(5,184)	(6,322)	(10,590)	—

Net income (loss) applicable to Class A and Class B shares [for the post-reorganization periods only]	2,947	(28,182)	(5,072)	5,617	45,517
Deficit, beginning of period, as previously reported	(44,602)	(12,146)	10,689	—	(2,466,674)
Cumulative effect of a change in an accounting policy [note 2]	—	(1,327)	—	—	—

Retained earnings (deficit), end of period	(41,655)	(41,655)	5,617	5,617	(2,421,157)

Basic earnings (loss) per share [note 4]	0.10	(1.44)	(1.35)	1.51	0.19
Diluted earnings (loss) per share [note 4]	0.08	(1.44)	(1.35)	0.71	0.19

See accompanying notes

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[UNAUDITED]

[In thousands of Canadian dollars]

	Three months	Nine months	Three months	Five months	Four months
	ended	ended	ended	ended	ended
	September 30	September 30	September 30	September 30	April 30
	2004	2004	2003	2003	2003
	$	$	$	$	$

					[Pre-reorganization]
OPERATING ACTIVITIES
Net income (loss)	2,947	(22,998)	1,250	16,207	45,517
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	23,262	61,072	17,546	28,780	59,388
Deferred charges	(8,272)	(20,764)	—	—	—
Accreted interest on long-term debt	—	693	1,000	1,667	13,425
Stock option expense	1,060	5,652	—	—	—
Foreign exchange loss (gain)	(287)	16,066	858	(12,243)	(130,166)
Gain on investments, marketable securities and other assets	—	—	—	—	(312)
Share of net loss in investees	808	1,690	—	—	—

	19,518	41,411	20,654	34,411	(12,148)
Changes in operating assets and liabilities	(26,343)	(11,490)	30,924	26,383	26,665

Cash provided by (used in) operating activities	(6,825)	29,921	51,578	60,794	14,517

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(12,804)	38,123	—	9,912	73,680
Additions to property, plant and equipment	(38,547)	(198,159)	(20,141)	(30,648)	(5,500)
Proceeds from sale of long-term investments	(2)	(2)	—	—	2,089

Cash provided by (used in) investing activities	(51,353)	(160,038)	(20,141)	(20,736)	70,269

FINANCING ACTIVITIES
Issuance of share capital and warrants	4,729	154,161	—	—	—
Share issuance costs	(313)	(1,436)	—	—	—
Redemption of preferred shares	—	(1,233)	—	—	—
Increase in long-term debt	—	400,000	—	—	—
Repayment of long-term debt	(3,000)	(336,285)	(2,399)	(4,786)	—
Termination of derivative instruments	—	(4,250)	—	—	—
Deferred financing costs	29	(12,957)	—	—	—

Cash provided by (used in) financing activities	1,445	198,000	(2,399)	(4,786)	—

Increase (decrease) in cash and cash equivalents for the period	(56,733)	67,883	29,038	35,272	84,786
Cash and cash equivalents, beginning of period	167,710	43,094	117,999	111,765	26,979

Cash and cash equivalents, end of period	110,977	110,977	147,037	147,037	111,765

Additional information
Interest paid	8,767	22,802	4,287	8,035	13
Income taxes paid	352	1,085	542	684	639

See accompanying notes.

Microcell Telecommunications Inc.

     [All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

September 30, 2004

1.     DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of business

Microcell Telecommunications Inc. [“Microcell"] is incorporated under the Canada Business Corporations Act [“CBCA”] and is a provider of wireless telecommunications services in Canada. As at September 30, 2004, Microcell conducted its wireless communications business through two wholly-owned subsidiaries [Microcell, collectively with its subsidiaries, the “Company”], which were: Microcell Solutions Inc. [“Solutions”] and Inukshuk Internet Inc. [”Inukshuk”].

Solutions operates a Global System for Mobile Communication [“GSM”] network across Canada and markets Personal Communications Services [“PCS”] and General Packet Radio Service [“GPRS”] under the Fido brand name pursuant to a 30MHz PCS license [the “PCS License”] issued by the Minister of Industry (Canada) [“Industry Canada”]. The Company also provides wireless high-speed Internet access in selected locations under the brand name iFido™.

Inukshuk was awarded Multipoint Communication Systems [“MCS”] licenses [the “MCS Licenses”] to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. Inukshuk entered into a venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk’s commitments to the venture are to transfer its MCS Licenses to the venture, to permit the utilization of its MCS Licenses by the venture pending Industry Canada’s approval of the transfer and to make cash contributions of up to $6.0 million. As of September 30, 2004, this venture was accounted for using the equity accounting method. Accordingly, amounts of $0.8 million and $1.7 million have been recognized during the three- and nine-month periods ended September 30, 2004, respectively, as the Company’s share of loss in this venture.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. In addition, in the event that our actual results vary from our projections or if the assumptions underlying our projections were to change, we may need additional funds. Sources of funding for our further financing requirements may include additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to us or, if available, that we will be able to obtain it on a timely basis and on terms acceptable to us and within the limitations contained in our credit facilities. Microcell’s ability to generate positive net income and cash flows in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, the cost to maintain and retain existing customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

On May 1, 2003, the predecessor company of Microcell [“Old Microcell”] and certain subsidiaries of Old Microcell emerged from a restructuring plan under the Companies’ Creditors Arrangement Act [“CCAA”] and the CBCA. As a result, at that date, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively

Microcell Telecommunications Inc.

1.     DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [cont’d]

revalued at estimated fair values and Microcell’s deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. Microcell determined that its enterprise value was $689 million, of which $350 million was allocated to the long-term debt and $339 million to the equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management, including discounted cash flow analysis and comparable company trading analysis.

A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value. This resulted in a reduction of the current assets of $36.8 million [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment of $289.7 million, the long-term investments of $3.7 million and the accrued liabilities of $131.5 million. The Company also assigned a value, calculated at management’s best estimate of fair value, to the Company’s intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flow method.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”] for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments [consisting of normal recurring accruals] considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2003 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements.

Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, the Company’s operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year.

These unaudited interim consolidated financial statements should be read in conjunction with Microcell’s audited consolidated financial statements and footnotes for the year ended December 31, 2003. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2003, except for the change related to stock-based compensation and asset retirement obligations as described in note 2. The Company also introduced new customer retention programs during the period as described in note 3.

Comparative financial information for the four-month period ended April 30, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers are reminded that it does not reflect the effects of the financial reorganization and the application of fresh start accounting.

Microcell Telecommunications Inc.

1.     DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [cont’d]

In March 2004, the Company received a comment letter from the U.S. Securities and Exchange Commission [“SEC”] in connection with its review of the Company’s registration statement filed on March 3, 2004 for the registration of its Class A Restricted Voting Shares [“Class A Shares”] and Class B Non-Voting Shares [“Class B Shares”] issuable upon exercise of the Warrants 2005 and the Warrants 2008. The Company responded to the SEC’s March letter and filed an amended registration statement on June 29, 2004. The Company received a letter to its response on August 9, 2004 and responded to the SEC on October 22, 2004. SEC staff, among other things, has questioned whether the Company’s Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. The Company believes such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would decrease the Company’s net income by $0.7 million and decrease basic and diluted earnings per share by $0.02 for the three-month period ended September 30, 2004 and increase the Company’s net loss by $2.1 million and increase basic and diluted loss per share by $0.11 for the nine-month period ended September 30, 2004. There would have been no effect on cash flows for the three- and nine-month periods ended September 30, 2004. In addition, opening deficit would be increased by $1.9 million.

2.     CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the Company adopted the standard set forth in Section 3870 of the Canadian Institute of Chartered Accountants [“CICA”] Handbook, Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards using the fair value-based method for fiscal years beginning on or after January 1, 2004. Under the amended rules, the Company is required to expense, over the vesting period, the fair value of the options at the date of the grant. As permitted by this amendment, the Company applied this change retroactively, without restatement, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

For the three- and nine-month periods ended September 30, 2004, an amount of $0.7 million and $2.1 million, respectively, is included within general and administrative expenses, reflecting the recurring cost associated with the normal vesting of employee stock options. As a result of the appreciation in Microcell’s share price, resulting primarily from public takeover offers detailed in note 7, and in accordance with accelerated vesting rules of the Company’s stock option plan, $0.4 million and $3.6 million of special charges were respectively recognized during the three- and nine-month periods ended September 30, 2004. Accordingly, an amount of $7.0 million was credited to the contributed surplus. Also, as of September 30, 2004, an amount of $2.7 million of contributed surplus was transferred to Class B shares pursuant to the exercise of stock options. The Company used the Black Scholes option pricing model to determine the fair value of the options with the following weighted-average assumptions: risk-free interest rate of 3%, share price volatility of 64%, no dividend yield and expected life of five years. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors. The Company’s pro forma information, as if the fair value-based method had been applied, is as follows for periods prior to January 1, 2004:

Microcell Telecommunications Inc.

2.     CHANGE IN ACCOUNTING POLICIES [cont’d]

	Three months	Five months	Four months
	ended	ended	ended
	September 30	September 30	April 30
	2003	2003	2003
	$	$	$
			[Pre-reorganization]

Net income (loss) as reported	(5,072)	5,617	45,517
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported	(626)	(701)	(1,577)

Pro forma net income as if the fair value based method had been applied to all awards	(5,698)	4,916	43,940

Basic earnings (loss) per share as reported (in dollars)	(1.35)	1.51	0.19
Stock-based employee compensation costs impact (in dollars)	(0.16)	(0.19)	(0.01)

Pro forma basic earnings (loss) per share as if the fair value method had been applied to all awards (in dollars)	(1.51)	1.32	0.18

Diluted earnings (loss) per share as reported (in dollars)	(1.35)	0.71	0.19
Stock-based employee compensation costs impact (in dollars)	(0.16)	(0.03)	(0.01)

Pro forma diluted earnings (loss) per share as if the fair value method had been applied to all awards (in dollars)	(1.51)	0.68	0.18

Basic and diluted losses per share are identical, except for the five-month period ended September 30, 2003, as the effect of diluted items are antidilutive.

Asset retirement obligations

Effective January 1, 2004, the Company adopted the standard set forth in Section 3110 of the Canadian Institute of Chartered Accountants Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time.

Under its site leases, the Company is generally committed to returning each site to its original state. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: the Company expects that most of its lease sites will be renewed at their expiry; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free rates that approximate the Company’s incremental borrowing rates. As a result, a liability of $1 million has been accounted for by the Company as at January 1, 2004. The Company has not adjusted its opening deficit because the amount is not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased each period to reflect an interest element considered in its initial measurement at fair value and reduced as related payments are made. Furthermore, the capitalized cost is amortized over the useful life of the related asset. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

Microcell Telecommunications Inc.

3.     CUSTOMER RETENTION PROGRAMS

During the first quarter of 2004, the Company introduced two specific customer retention programs. Firstly, the Company allowed its postpaid customers to enter into a 24-month agreement for airtime services and, in exchange, the Company granted additional discounts or credits for the purchase of handsets. Since the related handset is bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. However, because the handset is provided in the arrangement and the customer has no obligation to the Company if airtime service is not provided, the amount allocated to the handset is limited to the amount initially received. The direct incremental cost related to this retention program, consisting of the incremental loss on the sale of the handset, is deferred and amortized in the cost of products over the term of the agreement.

Secondly, the Company launched “Fido Rewards,” which allows its postpaid customers to accumulate “FidoDollars” based on their spending. Each FidoDollar allows its holder to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, the Company will account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, the Company will recognize as equipment revenue the amount received from its customers, net of applicable FidoDollars, as well as the cost of the related handset. The Company accrues for its estimated obligation as awards are earned by its customers which are registered with the program. As at September 30, 2004, 8.1 million FidoDollars were issued to approximately 599,000 registered customers and 1.0 million of FidoDollars were redeemed. As a result, an amount of $7.1 million is included in the Company’s balance sheet within deferred charges and accounts payable and accrued liabilities. If all of the Company’s customers were registered in this program, deferred charges and accounts payable and accrued liabilities as at September 30, 2004 would be increased by $7.9 million.

4.     EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Three months	Nine months	Three months	Five months	Four months
	ended	ended	ended	ended	ended
	September 30	September 30	September 30	September 30	April 30
	2004	2004	2003	2003	2003
	$	$	$	$	$
Numerator:					[Pre-reorganization]

Net income (loss) for diluted earnings (loss) per share calculation	2,947	(22,998)	1,250	16,207	45,517
Accretion on redemption price of First and Second Preferred Shares	—	(5,184)	(6,322)	(10,590)	—

Net income (loss) for basic earnings (loss) per share calculation	2,947	(28,182)	(5,072)	5,617	45,517

Denominator [in thousands]:
Weighted-average number of Class A and Class B Shares outstanding	29,457	19,568	3,770	3,728	240,217
Shares issuable pursuant to the exercise of initial warrants	—	—	—	—	253

Number of shares for basic earnings (loss) per share calculation	29,457	19,568	3,770	3,728	240,470
Shares issuable pursuant to conversion of preferred shares	—	—	18,828	18,828	—
Shares issuable pursuant to exercise of stock options	835	751	323	332	—
Shares issuable pursuant to exercise of warrants	5,472	3,917	—	—	—

Number of shares for diluted earnings (loss) per share calculation	35,764	24,236	22,921	22,888	240,470

Basic earnings (loss) per share [in dollars]	0.10	(1.44)	(1.35)	1.51	0.19
Diluted earnings (loss) per share [in dollars]	0.08	(1.44)	(1.35)	0.71	0.19

Microcell Telecommunications Inc.

4.    EARNINGS (LOSS) PER SHARE [cont’d]

     Except for the periods of three months ended September 30, 2004 and five months ended September 30, 2003, basic and diluted earnings (loss) per share are identical, as the effect of potential dilutive securities is antidilutive.

5.     LONG-TERM DEBT

	September 30	December 31
	2004	2003
	$	$

Tranche B Debt	—	271,769
Tranche C Debt	—	52,693
Term Loan A	184,416	—
Term Loan B	188,200	—

	372,616	324,462
Less: current portion of principal	(12,000)	(9,298)

	360,616	315,164

The minimum contractual payments of term loan A debt [“Term Loan A”] and term loan B debt [“Term Loan B”] for the next five years are as follows: $3.0 million for the rest of 2004; $12.0 million in 2005; $12.0 million in 2006; $12.0 million in 2007; $12.0 million in 2008 and $41.5 million for the first nine months of 2009.

On March 17, 2004, the Company entered into amended and restated credit agreements with a syndicate of lenders, certain of which were also shareholders of the Company. The proceeds have been used mainly to refinance borrowings under the previous senior secured credit facilities in the amount of $330.3 million and to terminate previous swap transactions in the amount of $4.3 million.

In conjunction with the amended and restated credit agreements, the Company paid, during the first nine months of 2004, $13.0 million of financing costs, which are being deferred and amortized over the term of the loans. As of September 30, 2004, the financing arrangements of the Company consisted of the following credit agreements:

Revolving Facility

The Company has access to a first lien revolving credit facility [the “Revolving Facility”] of $50 million, which bears interest at CDOR or LIBOR plus 4.0% and is payable in March 2010. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Facility is payable on a quarterly basis. The Revolving Facility is secured by a pledge of a first lien on substantially all of the Company’s assets. As at September 30, 2004, no amounts were drawn on this facility. However, any credit exposure under the swap transactions described below is deducted from the amount otherwise available to be borrowed under the Revolving Facility. An amount of $16 million was agreed upon to be the initial swap exposure of the Company’s swap counterparty. As of September 30, 2004, an amendment occurred between the parties to revise the limit of $16 million to $24.8 million.

Microcell Telecommunications Inc.

5.     LONG-TERM DEBT [cont’d]

Term Loan A

The Term Loan A debt consists of a first lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 4% and is payable in quarterly installments, which commenced in June 2004 and will mature in March 2011. As of September 30, 2004, 2.5% of the principal amount was repaid. The Term Loan A is collateralized by a pledge on substantially all of the Company’s assets. As at September 30, 2004, the effective interest rate on Term Loan A was 6.66%.

Term Loan B

The Term Loan B debt consists of a second lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 7%, with a LIBOR floor at 2%, and is payable in quarterly installments, which commenced in June 2004 and will mature in September 2011. As of September 30, 2004, 0.5% of the principal amount was repaid. The Term Loan B is collateralized by a pledge on substantially all of the Company’s assets. As at September 30, 2004, the effective interest rate on Term Loan B was 10.06%.

Additional Debt and Swap Transactions

Pursuant to the terms of the credit agreements governing the Company’s credit facilities, the Company is entitled to raise up to an additional $25 million under the Revolving Facility or Term Loan A, and up to an additional $50 million under Term Loan B.

The Company has entered into swap transactions to manage its exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. The Company swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of $1.3340 for US$1.00. The Company also swapped the floating interest rate of LIBOR plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of LIBOR plus 5.085%, payable in Canadian dollars. The Company also swapped the floating interest rate of LIBOR plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of LIBOR plus 8.485%, payable in Canadian dollars. These swap agreements included a recouponing provision which allows both parties to enter into an amendment of the economic variables when the fair market value of the swaps exceed a threshold of $16 million, in such manner that the market value is reduced to an amount no greater than $16 million. As of September 30, 2004, an amendment occurred between the parties to revise the limit of $16 million to $24.8 million. Consequently, the economic variables were amended to reduce the market value of the swaps from $34.4 million payable by the Company to $24.7 million, generating a payment by the Company to the counterparties of $9.7 million on October 3, 2004. Under this amendment, the floating interest rates of the Company’s swap agreements relating to its Term Loan A and Term Loan B were reduced to LIBOR plus 4.616% and LIBOR plus 8.006% respectively. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Microcell Telecommunications Inc.

5.     LONG-TERM DEBT [cont’d]

Covenants and Mandatory Prepayments

Under the credit agreements governing the Revolving Facility, Term Loan A and Term Loan B, the Company is committed to respect certain covenants, including restrictions on the ability to incur indebtedness, pay dividends, make various payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios under its credit agreements, including levels of operating income excluding a number of specific items, levels of debt, liquidity levels and maximum levels of capital expenditures.

The credit agreements governing Term Loan A and Term Loan B require the Company to make, subject to certain conditions, prepayments to Term Loan A and Term Loan B lenders with respect to [i] net proceeds received by the Company from the sale of assets, [ii] the excess cash flow generated by the Company during any fiscal year, and [iii] the net proceeds received by the Company from the issuance of equity securities.

The credit agreements also provide that if an event of default occurs, then the loans outstanding become, under certain circumstances, due and payable in whole. A change of control of the Company would constitute an event of default under the Company’s credit agreements and the Rogers offers [described in note 7], if consummated, will result in a change of control of the Company. The credit agreement governing the Term Loan B debt provides that any prepayment of such debt shall be accompanied by a call premium fee, calculated on the amount of such prepayment, of [i] 3%, if the prepayment is made prior to March 17, 2005; [ii] 2%, if the prepayment is made prior to March 17, 2006; and, [iii] 1%, if the prepayment is made prior to March 17, 2007.

6.     SHARE CAPITAL

Number of shares issued [in units]

	First	First	Second	Second
	Preferred	Preferred	Preferred	Preferred
	Voting	Non-Voting	Voting	Non-Voting	Class A	Class B
	Shares	Shares	Shares	Shares	Shares	Shares

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336
Issued	—	—	—	—	—	6,792,363
Exercise of stock options	—	—	—	—	—	449,673
Redeemed	(1,450)	(40,688)	—	(33,095)	—	—
Converted	(250,846)	(11,374,516)	(14,782)	(6,946,433)	168,641	18,417,936

Balance as at September 30, 2004	—	—	—	—	198,679	29,566,308

Microcell Telecommunications Inc.

6.     SHARE CAPITAL [cont’d]

Carrying value of shares issued

	First	First	Second	Second
	Preferred	Preferred	Preferred	Preferred			Total
	Voting	Non-Voting	Voting	Non-Voting	Class A	Class B	Value of
	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	$	$	$	$	$	$	$

Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154
Issued	—	—	—	—	—	136,719	136,719
Exercise of stock options	—	—	—	—	—	4,729	4,729
Transfer from contributed surplus	—	—	—	—	—	2,692	2,692
Redeemed	(24)	(667)	—	(542)	—	—	(1,233)
Converted	(4,071)	(184,235)	(240)	(112,317)	2,764	298,099	—
Accretion on redemption price	81	3,285	5	1,813	—	—	5,184

Balance as at September 30, 2004	—	—	—	—	3,064	483,181	486,245

Warrants

	September 30	December 31
	2004	2003
	$	$

3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328
3,977,272 Warrants, exercise price of $22.00	11,276	—

	29,202	17,926

Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC [“COM”] pursuant to which it agreed to purchase, at a price of $22.00, all Class B Shares not otherwise purchased under the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at a price of $22.00, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. On May 3, 2004, COM purchased, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell issued to COM 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares. The net proceeds from the rights offering and private placement to COM amounted to approximately $148 million [net of approximately $1.4 million of issuance fees] and have been used by Microcell to redeem as of May 1, 2004, 1,450 First Preferred Voting Shares, 40,688 First Preferred Non-Voting Shares and 33,095 Second Preferred Non-Voting Shares outstanding as at April 30, 2004 at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $146.8 million is being used to fund capital expenditures and for general corporate purposes. The Company has estimated the fair value of warrants issued to COM to be $11.3 million and this amount has been applied as a reduction of the value attributed to the Class B Shares.

Microcell Telecommunications Inc.

6.     SHARE CAPITAL [cont’d]

In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 were adjusted from 1.0 to 1.02 Class A Share or Class B Shares, as the case may be, for each warrant. This adjustment has been made as a result of the Company’s rights offering.

Stock Option Plan

Changes in options outstanding are as follows:

	Nine months ended
	September 30, 2004

		Weighted-
	Number of	average
	options	exercise price
	[in units]	[in dollars]

Outstanding as at December 31, 2003	1,732,959	$10.90
Exercised	(449,673)	$10.52
Granted	127,958	$24.36
Forfeited	(71,052)	$12.05

Outstanding as at September 30, 2004	1,340,192	$12.25

Exercisable as at September 30, 2004	698,503	$10.87

In May 2004, an amendment to the Company’s stock option plan, to increase the number of Class B Shares that may be issued pursuant to options granted under the Option Plan by 682,236 (from 2,006,818 to 2,689,054) was approved by Microcell’s shareholders.

7. SPECIAL CHARGES

On May 17, 2004, TELUS Corporation [“TELUS”] launched unsolicited offers to purchase Microcell’s Class A Shares for $29.00 per share, Class B Shares for $29.00 per share, Warrants 2005 for $9.67 per warrant and Warrants 2008 for $8.89 per warrant. On May 20, 2004, Microcell announced that, after careful review and analysis of the TELUS offers performed with the assistance of its legal and financial advisors, Microcell’s board of directors recommended that holders of these securities not tender into the TELUS offers. Further to the TELUS offers, Microcell’s board of directors initiated a full strategic review in order to determine the best way to maximize value for all holders of securities. The special committee of the board of directors, created to consider, evaluate and negotiate alternatives to the TELUS offers, directed the financial advisors to contact TELUS and a number of other parties, in order to evaluate all strategic and financial alternatives available. Among the parties so contacted was Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc. [collectively, “Rogers”]. On June 22, 2004, TELUS announced that it would extend the TELUS offers until July 22, 2004. The TELUS offers were further extended on July 22, 2004, on August 20, 2004 and, after the announcement of the Rogers offers (described below) on September 20, 2004. On October 12, 2004, TELUS announced that it would not extend its offer to purchase all of the issued and outstanding publicly traded shares and warrants of Microcell and, as a result, the TELUS offers expired on that day.

Microcell Telecommunications Inc.

7.     SPECIAL CHARGES [cont’d]

On September 19, 2004, the special committee of Microcell’s board of directors met to review the terms of the offers submitted by Rogers, to purchase all Microcell’s Class A Shares for $35.00 per share, Class B Shares for $35.00 per share, Warrants 2005 for $15.79 per warrant and Warrants 2008 for $15.01 per warrant, and the terms of a proposed support agreement. Following Microcell’s special committee’s review of the relevant considerations and based upon the advice received from the legal and financial advisors and the opinions of its financial advisors to the effect that, as at such date and subject to the matters stated in such opinions, the consideration to be received by holders of shares under the share offers was fair, from a financial point of view, to such holders, Microcell’s special committee unanimously concluded that the share offers were fair to the holders of shares and in the best interests of Microcell and determined to unanimously make a favourable recommendation to Microcell’s board of directors to recommend that holders of shares accept the share offers and tender their shares into the Rogers offers.

On September 19, 2004, Microcell’s board of directors met immediately following the meeting of its special committee and approved the special committee’s recommendation. Microcell entered into a support agreement late on September 19, 2004 in respect of the Rogers offers. In accordance with the support agreement, Microcell’s board of directors also resolved on such date to waive the application of certain provisions of the shareholder rights plan to allow Rogers to proceed with the Rogers offers without any dilutive effects.

On September 20, 2004, Microcell and Rogers jointly announced the execution of the support agreement with respect to the Rogers offers. The terms of the support agreement do not prohibit the board of directors from fulfilling its fiduciary duties to consider and, in certain circumstances, to approve or recommend a superior proposal. The board of directors may, under certain circumstances, withdraw or modify in a manner adverse to Rogers its approval or recommendation of Rogers’ offers for our Class A Shares and Class B Shares or accept, approve, recommend or enter into any agreement in respect of an acquisition proposal on the basis that such an acquisition proposal would constitute a superior proposal. In such circumstances, among others, Microcell has agreed to pay to Rogers a termination fee of $45 million.

In conjunction with its strategic review process, Microcell is incurring both financial and legal fees. The Company engaged two financial advisors to determine the best way to maximize value for all security holders. One of the two financial advisors has affiliates which are shareholders, lenders or agent of the Company’s lenders. Engagement letters entered into with these advisors provide for advisory services to be rendered with minimum fees amounting to $6.5 million. Such fees will be recognized over the estimated period for which the services are rendered. If a transaction occurs, a transaction fee will be payable that will be calculated as a percentage of the consideration paid to acquire Microcell’s equity which may represent a significantly higher amount based on the value of the transaction. Based on Rogers offers, the financial advisor fees are estimated to be an amount of approximately $13.7 million. As of September 30, 2004, an expense amounting to $4.6 million was recognized with respect to these agreements. Furthermore, the consequential impact of the offers on Microcell’s share price led to an accelerated vesting of shares under the Company’s stock option plan, resulting in an acceleration of a compensation expense of $3.6 million that the Company would have otherwise recognized over the remaining initial vesting period [see note 2]. Finally, $1.5 million of legal and other general expenses related to this process were recognized as of September 30, 2004. The Company expects that total expenses related to this process will amount to approximately $25 million.

Microcell Telecommunications Inc.

8.     CONTINGENCIES

On April 21, 2004, Unique Broadband Wireless Services, Inc. [“UBS”], an Ontario corporation that manufactures and operates wireless products and services, filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream Corp. in the Ontario Superior Court of Justice. In its statement of claim, UBS claims, among other things, for damages in the amount of $160 million from each Microcell, Solutions and Inukshuk for breach of contract, breach of confidence and breach of fiduciary duty and punitive damages. UBS also claims from Inukshuk, as an alternative to the damages claims, an order for specific performance of a conditional agreement between Inukshuk and UBS with respect to the use of 38 MHz of Inukshuk’s spectrum by UBS. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Microcell and other providers of wireless telecommunications services in Canada. The proceeding involves allegations of deceit, misrepresentation and false advertising by wireless telecommunications service providers with respect to the monthly system access fees being charged to customers. The plaintiffs seek unquantified damages from the defendant wireless telecommunications service providers, plus costs and pre-judgment and post-judgment interest. Microcell believes it has good defences to the allegations made by the plaintiffs. Further, the proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action.

9.     COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Microcell Telecommunications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OCTOBER 27, 2004

Forward-looking statements

This management’s discussion and analysis contains “forward-looking” statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe,” “intend,” “may,” “will,” “expect,” “estimate,” “anticipate,” “continue,” “consider,” or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.

Company overview

We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a Global System for Mobile Communication [“GSM”] network across Canada and market our Personal Communications Services [“PCS”] and General Packet Radio Service [“GPRS”] under the Fido brand name. Moreover, we are the only wireless competitive local exchange carrier in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology.

We provide retail PCS to end-users under our 30MHz PCS license [the “PCS License"], which was renewed for a second five-year term commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, would be extended to March 31, 2011. The terms and conditions for the renewal of the PCS license are briefly described in note 15 of our audited Consolidated Financial Statements for the year ended December 31, 2003.

Our wholly-owned subsidiary, Inukshuk, was awarded Multipoint Communication Systems [“MCS”] licenses [the “MCS Licenses”] to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk entered into a venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk’s commitments to the venture are to transfer its MCS Licenses to the venture, to permit the utilization of its MCS Licenses by the venture pending Industry Canada’s approval of the transfer and to make cash contributions of up to $6.0 million.

As at September 30, 2004, we offered PCS in most census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or approximately 61% of the Canadian population. Beyond our PCS network footprint, we provide analog cellular roaming capabilities on the networks of

Microcell Telecommunications Inc.

other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns. We also have operational roaming agreements with 301 international GSM operators in 157 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

Additional information relating to our company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

Basis of presentation and financial reorganization

The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. [“Microcell”] and its subsidiaries as at September 30, 2004 and results of operations for the three- and nine-month periods ended September 30, 2004 and 2003. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”]. All amounts are in Canadian dollars except as otherwise indicated.

On May 1, 2003, the predecessor company of Microcell [“Old Microcell”], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act. As a result, at that date, we have accounted for our financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values, our deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. We determined that our enterprise value was $689 million, of which $350 million was allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. This resulted in a reduction of current assets [mainly consisting of the deferred charges incurred during the recapitalization process], property, plant and equipment, long-term investments and accrued liabilities. We also assigned a value, calculated at management’s best estimate of fair value, to our intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

Comparative financial information for periods prior to May 1, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that prior period results of operations up to April 30, 2003 do not reflect the effects of the restructuring plan and the application of fresh start accounting.

We continue to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. In addition, in the event that our actual results vary from our projections or if the assumptions underlying our projections were to change, we may need additional funds. Sources of funding for our further financing requirements may include additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to us or, if available, that we will be able to obtain it on a timely basis and on terms acceptable to us and within the limitations contained in our credit facilities. Our ability to generate positive net income and cash flows in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by us, the cost of acquiring new customers, the cost to maintain and retain existing customers, technology risks, general economic conditions and regulatory requirements.

Microcell Telecommunications Inc.

As at September 30, 2004, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Microcell Solutions Inc. [“Solutions”] and Inukshuk Internet Inc. [“Inukshuk”]. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Solutions and Inukshuk.

Accounting developments

During the first quarter of 2004, the Company introduced two specific customer retention programs. Firstly, the Company allowed its postpaid customers to enter into a 24-month agreement for airtime services and, in exchange, the Company granted additional discounts or credits for the purchase of handsets. Since the related handset is bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. However, because the handset is provided in the arrangement and the customer has no obligation to the Company if airtime service is not provided, the amount allocated to the handset is limited to the amount initially received. The direct incremental cost related to this retention program, consisting of the incremental loss on the sale of the handset, is deferred and amortized in cost of products over the term of the agreement.

Secondly, we launched “Fido Rewards,” which allows our postpaid customers to accumulate “FidoDollars” based on their spending. Each FidoDollar allows its holder to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, we account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, we recognize as equipment revenue the amount received from our customers, net of applicable FidoDollars, as well as the cost of the related handset. We accrue for our estimated obligation as awards are earned by our customers which are registered with the program. As at September 30, 2004, 8.1 million FidoDollars were issued to approximately 599,000 registered customers and 1.0 million of FidoDollars were redeemed. As a result, an amount of $7.1 million is included in our balance sheet within deferred charges and accounts payable and accrued liabilities.

The Canadian Institute of Chartered Accountants [“CICA”] recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under our stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 has been adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003. For the three- and nine-month periods ended September 30, 2004, an amount of $0.7 million and $2.1 million related to regular vesting is included within general and administrative expenses. We have adopted rules governing the options granted since May 2003 whereby options are subject to accelerated vesting if our shares perform well on the market. This resulted in an acceleration of a compensation expense of $0.4 million and $3.6 million accounted for during the three- and nine-month period ended September 30, 2004 respectively, as special charges that we would have otherwise recognized over the remaining initial vesting period.

Effective January 1, 2004, we adopted the standard set forth in Section 3110 of the CICA Handbook entitled Asset Retirement Obligations, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Under our site leases, we are generally committed to returning each site to its original state. In order to calculate a provision for asset retirement obligations, we used the following significant assumptions: we expect that most of our lease sites will be renewed at their expiry; we expect that approximately 1% of our sites per year will have to be changed based on operational needs or vocation changes and as a result, we will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge us to remediate the sites; expected inflation rates that

Microcell Telecommunications Inc.

are consistent with historical inflation rates; and, credit-adjusted risk-free rates that approximate our incremental borrowing rates. As a result, a liability of $1 million has been accounted for by the Company as at January 1, 2004. The Company has not adjusted its opening deficit because the amount is not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased each period to reflect an interest element considered in its initial measurement at fair value and reduced as related payments are made. Furthermore, the capitalized cost is amortized over the useful life of the related asset. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

In March 2004, we received a comment letter from the U.S. Securities and Exchange Commission [“SEC”] in connection with its review of our registration statement filed on March 3, 2004 for the registration of our Class A Restricted Voting Shares [“Class A Shares”] and Class B Non-Voting Shares [“Class B Shares”] issuable upon exercise of the Warrants 2005 and the Warrants 2008. We responded to the SEC’s March letter and filed an amended registration statement on June 29, 2004. We received a letter to our response on August 9, 2004 and we responded to the SEC on October 22, 2004. SEC staff, among other things, has questioned whether our Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. We believe such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would decrease the Company’s net income by $0.7 million and decrease basic and diluted earnings per share by $0.02 for the three-month period ended September 30, 2004 and increase the Company’s net loss by $2.1 million and increase basic and diluted loss per share by $0.11 for the nine-month period ended September 30, 2004. There would have no effect on cash flows for the three- and nine-month periods ended September 30, 2004. In addition, opening deficit would be increased by $1.9 million.

Corporate developments

•	On September 20, 2004, we announced jointly with Rogers Wireless Communications Inc. and Rogers Commmunications Inc. (collectively, “Rogers”) the signing of a support agreement under which Rogers agreed to make offers to purchase our Class A Shares, Class B Shares for $35.00 per share, and our Warrants 2005 for $15.79 and Warrants 2008 for $15.01. The members of our board of directors have agreed that the Rogers offers are fair to our shareholders and in the best interests of Microcell. The board of directors of Microcell recommended to our shareholders to support the Rogers offers. The board of directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild, that the Rogers offers are fair, from a financial point of view, to our shareholders. The offers, which are subject to receipt of certain regulatory approvals and other customary conditions, are open for acceptance until 5:00 p.m., Eastern Standard Time, on November 5, 2004. The Directors’ Circular relating to the Rogers offers has been sent to our securityholders on September 30,2004;

•	Subsequent to the end of the third quarter on October 12, 2004, TELUS Corporation announced that it would not extend its offers to purchase all of the issued and outstanding publicly traded shares and warrants of Microcell initially made in May 2004.

•	Microcell was added to the S&P/TSX Composite Index after the close of business on September 17, 2004. A market-weighted index of the largest Canadian incorporated public companies traded on the Toronto Stock Exchange, the S&P/TSX Composite Index is used to measure the price performance of the broad Canadian equity market;

•	The Canadian Radio-television and Telecommunications Commission (the “CRTC”) made a ruling under Decision 2004-46 to expand local interconnection regions and to rationalize the compensation rules between local exchange carriers. The ruling will enable Competitive Local Exchange Carriers (“CLECs”) to deploy fewer network points of interconnection, to further consolidate trunking facilities, and to offer local number portability across much wider areas.

Microcell Telecommunications Inc.

Microcell is the sole wireless carrier with CLEC status in Canada, and the only Canadian wireless operator currently offering number portability;

•	Industry Canada announced a decision rescinding the mobile spectrum cap policy, previously set at 55 MHz, which limited the amount of radio spectrum that cellular companies could hold;

•	We signed a multi-year wholesale network services agreement with PRIMUS Telecommunications Canada Inc. (“PRIMUS”), the largest alternative communications provider in Canada, providing PRIMUS with access to our national PCS network as a Mobile Virtual Network Operator. The services are expected to be launched in fall 2004 by PRIMUS;

•	On September 7, 2004, we launched a new $70 per month airtime package that allows for unlimited local calling, no long-distance charges on incoming calls, and 850 minutes of outgoing long distance within Canada and to the United States. We also introduced a new free interactive on-line service called Fido® Showdown, which provides customers with a tool for comparing their current airtime package with Fido’s line-up of services;

•	During the quarter, we expanded our device portfolio with the introduction of five new wireless devices, including the Siemens CF62 and C65 handsets, the Sony Ericsson T610 handset, the Nokia 3100 handset, and the Nokia N-Gage™ QD mobile game deck.

Non-GAAP measures

The following are not measures or indicators that are governed or defined by generally accepted accounting principles [“GAAP”]. All of these non-GAAP measures may not be identical to similarly titled measures reported by other companies. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the company’s performance as well as our success in acquiring, retaining and servicing customers. We believe these measures reflect our ability to generate and grow revenues while providing a high level of customer service in a cost-effective manner. We also use these measures as a method of comparing our performance with the other players in the wireless industry. In addition, our short-term and long-term incentive compensation offers bonuses tied to our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly and cumulative basis. Our financial performance is mainly measured by the level of our revenues and our OIBDA. Our strategic corporate business objective consists of ARPU levels, churn levels and COA levels [all these terms are defined below]. Finally, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a specific level of OIBDA [labelled as earnings before interest, taxes, depreciation and amortization, or EBITDA in our credit agreements] at each reporting date. For the nine-month period ended September 30, 2004, this OIBDA covenant level was $59.0 million. We also use these non-GAAP measures for planning purposes, in presentations to our board of directors and in our undiscounted and discounted cash flow models.

•	“Gross activation” refers to the number of new subscribers that we activate either on a postpaid or prepaid service plan during a given period, before taking into account customer churn for the same period;

•	Cancellation of service [“churn” or “blended churn”] is expressed on a percentage basis for a given period and is calculated as the aggregate of the postpaid churn and the prepaid churn.

•	Postpaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated postpaid subscribers divided by the average number of postpaid subscribers during such period.

Microcell Telecommunications Inc.

•	Prepaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated prepaid subscribers divided by the average number of prepaid subscribers during such period.

•	Average revenue per user for a given period is referred to as “ARPU”.

•	Average revenue per user for a given period is calculated as the aggregate of the Postpaid ARPU and the Prepaid ARPU [“Blended ARPU”].

•	Postpaid ARPU for a given period is calculated as the postpaid service revenues plus the roaming-in revenues, (roaming-in revenues are wireless service revenues generated by foreign GSM customers using their wireless phone on Microcell’s GSM network while roaming in Canada), plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period.

•	Prepaid ARPU for a given period is calculated as the prepaid service revenues plus the effect of promotions, and plus or minus any retroactive adjustments accounted for in the period, divided by the average number of prepaid subscribers during such period. By retroactive adjustments, we mean any correction of service revenues of a prior quarter or year that is made in the current period.

•	The cost of acquisition [“COA”] of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements [excluding non-retail sales and retention sales] minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after-sales service expenses.

•	Operating income before depreciation and amortization [“OIBDA”] is defined as operating income (loss) calculated in accordance with GAAP except that it excludes depreciation and amortization expenses. OIBDA differs from EBITDA in that the non-GAAP measures’ calculation starts with the GAAP measure operating income (loss) for OIBDA, while the non-GAAP measures’ calculation starts with the GAAP measure net income (loss), in the case of EBITDA. Similarly to EBITDA, OIBDA excludes expenses such as tax, interest and depreciation and amortization. Our OIBDA also excludes foreign exchange gain (loss), share of net loss in investees and gain (loss) in investments, marketable securities and other assets. We exclude foreign exchange gain (loss) since this gain or loss results mainly from our long-term financing arrangements which are stated in U.S. dollars and as a result, should be viewed as an adjustment to our financial charges. We exclude gain (loss) on investments including marketable securities and other assets because such a gain or loss is similar to interest income or expense. Our share of net loss in investees is excluded because those investments in which we have significant influence are not directly related to our wireless operations. In addition, the covenant OIBDA to which we are committed to maintain under our credit agreements excludes all such kinds of expenses. OIBDA provides useful information to investors because it is an indicative of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt.

The reader is cautioned that our non-GAAP measure labelled OIBDA may not be identical to similarly titled measures reported by other companies. Furthermore it should not be considered in isolation or as

Microcell Telecommunications Inc.

alternative measurements of our net income (loss) since it excludes charges that materially impact our financial performance. We compensate for the limitations associated with the use of OIBDA by not giving more prominence to this non-GAAP measure than to its directly comparable GAAP measure and by providing reconciliation of OIBDA to our net income (loss).

•	OIBDA margin is defined as OIBDA divided by total revenues.

SELECTED QUARTERLY INFORMATION

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months		Nine months
	ended		ended
	September 30		September 30

	2004	2003	2004	2003

	$	$	$	$
Revenues	175,413	146,168	482,103	419,353
Operating income	14,346	8,189	19,646	78
Income (loss) before income taxes	4,933	2,486	(20,040)	72,460
Net income (loss)	2,947	1,250	(22,998)	61,724
Net income (loss) applicable to Class A and Class B Shares	2,947	(5,072)	(28,182)	n/a
Basic and diluted earnings (loss) per share [in dollars]	0.10 / 0.08	(1.35)	(1.44)	n/a
OIBDA [1]	37,608	25,735	80,718	88,246
Capital expenditures	38,547	20,141	198,159	36,148
Total assets [end of period]	1,060,545	797,465	1,060,545	797,465
Long-term debt [end of period]	372,616	333,037	372,616	333,037
Cash dividends declared	Nil	nil	nil	nil

Other data:
ARPU [in dollars] Postpaid [2]	$64.43	$63.88	$61.72	$60.63
Prepaid [3]	$18.66	$19.92 [i]	$17.63	$19.68 [ii]
Blended [4]	$44.24	$39.98 [i]	$40.60	$38.44 [ii]
COA [in dollars]	$215	$249	$247	$266
Churn
Postpaid	2.5%	2.0%	2.6%	2.1%
Prepaid	3.2%	3.1%	3.5%[i]	3.8%
Blended	2.8%	2.6%	3.0%[i]	3.1%

Net retail subscriber additions [in thousands of subscribers]
Postpaid	77,722	13,468	137,003	(27,998)
Prepaid	(1,949)	27,824	(32,212)[i]	1,201

Total	75,773	41,292	104,791	(26,797)

Total retail subscribers, end of period [in thousands of subscribers]
Postpaid	729,183	517,064	729,183	517,064
Prepaid	545,911	620,660	545,911 [i]	620,660

Total	1,275,094	1,137,724	1,275,094	1,137,724

[i]	Blended churn, net retail prepaid subscriber additions and end of period prepaid retail subscriber base do not include the deactivation of 74,843 prepaid customers removed at the beginning of the second quarter 2004 as explained in the results of operations section below.

[ii]	Calculation excludes provision for 50,000 inactive prepaid service customers accounted for in Q2-2002. This provision was eliminated in Q1-2004

Microcell Telecommunications Inc.

[1] Reconciliation of OIBDA

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Net income	2,947	1,250
Income tax expense	1,986	1,236
Share of net loss in investees	808	—
Gain on investments, marketable securities and other assets	(40)	(54)
Foreign exchange loss (gain)	(54)	1,500
Interest expense	9,272	5,258
Interest income	(573)	(1,001)

Operating income	14,346	8,189
Depreciation and amortization	23,262	17,546

OIBDA	37,608	25,735

[In thousands of Canadian dollars, unless otherwise indicated]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2003	2003	2003	2004
	$	$	$	$

			[Pre-reorganization]
Net income (loss)	(22,998)	16,207	45,517	61,724
Income tax expense	2,958	8,940	1,796	10,736
Share of net loss in investees	1,690	—	—	—
Gain on investments, marketable securities and
other assets	(57)	(73)	(312)	(385)
Foreign exchange loss (gain)	15,757	(12,196)	(136,553)	(148,749)
Interest expense	23,782	9,702	70,608	80,310
Interest income	(1,486)	(1,670)	(1,888)	(3,558)

Operating income (loss)	19,646	20,910	(20,832)	78
Depreciation and amortization	61,072	28,780	59,388	88,168

OIBDA	80,718	49,690	38,556	88,246

Microcell Telecommunications Inc.

[2] Reconciliation of postpaid ARPU

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Service revenues for the period	163,681	135,203
Non-postpaid revenues included in service revenues	(32,180)	(37,666)

Postpaid revenues	131,501	97,537
Average number of subscribers * [in thousands of subscribers]	2,061	1,521

Average monthly service revenue per user [in dollars]	$63.79	$64.11
Net impact of promotions, deferred revenues and other [in dollars]	$0.64	$(0.23)

Postpaid ARPU [in dollars]	$64.43	$63.88

*	The average number of subscribers for the period in all tables is equal to the sum of the average number of subscribers for each month covered by the period.

[In thousands of Canadian dollars, unless otherwise indicated]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

Service revenues for the period	445,935	222,866	170,196	393,062
Non-postpaid revenues included in service revenues	(98,025)	(63,891)	(48,782)	(112,673)

Postpaid revenues	347,910	158,975	121,414	280,389
Average number of subscribers [in thousands of subscribers]	5,741	2,531	2,090	4,621

Average monthly service revenue per user [in dollars]	$60.60	$62.81	$58.09	$60.68
Net impact of promotions, deferred revenues and other [in dollars]	$1.12	$(0.13)	$0.07	$(0.05)

Postpaid ARPU [in dollars]	$61.72	$62.68	$58.16	$60.63

[3] Reconciliation of prepaid ARPU

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Service revenues for the period	163,681	135,203
Non-prepaid revenues included in service revenues	(133,902)	(99,221)

Prepaid revenues	29,779	35,982
Average number of subscribers [in thousands of subscribers]	1,628	1,814

Average monthly service revenue per user [in dollars]	$18.29	$19.83
Net impact of promotions, deferred revenues and other [in dollars]	$0.37	$0.09

Prepaid ARPU [in dollars]	$18.66	$19.92

Microcell Telecommunications Inc.

[In thousands of Canadian dollars, unless otherwise indicated]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

Service revenues for the period	445,935	222,866	170,196	393,062
Non-prepaid revenues included in service revenues	(354,290)	(161,765)	(124,303)	(286,068)

Prepaid revenues	91,645	61,101	45,893	106,994
Average number of subscribers [in thousands of subscribers]	5,277	3,007	2,457	5,464

Average monthly service revenue per user [in dollars]	$17.37	$20.32	$18.68	$19.58
Net impact of promotions, deferred revenues and other [in dollars]	$0.26	$0.08	$0.10	$0.10

Prepaid ARPU [in dollars]	$17.63	$20.40	$18.78	$19.68

[4] Reconciliation of blended ARPU

[In thousands of Canadian dollars, unless otherwise indicated]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Service revenues for the period	163,681	135,203
Non-related revenues included in service revenues	(2,401)	(1,683)

Postpaid and prepaid revenues	161,280	133,520
Average number of subscribers [in thousands of subscribers]	3,689	3,335

Average monthly service revenue per user [in dollars]	$43.72	$40.03
Net impact of promotions, non-retail revenues, deferred revenues and other [in dollars]	$0.52	$(0.05)

Blended ARPU [in dollars]	$44.24	$39.98

Microcell Telecommunications Inc.

[In thousands of Canadian dollars, unless otherwise indicated]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

Service revenues for the period	445,935	222,866	170,196	393,062
Non-related revenues included in service revenues	(6,380)	(2,791)	(2,888)	(5,679)

Postpaid and prepaid revenues	439,555	220,075	167,308	387,383
Average number of subscribers [in thousands of subscribers]	11,018	5,539	4,546	10,085

Average monthly service revenue per user [in dollars]	$39.90	$39.73	$36.80	$38.41
Net impact of promotions, non-retail revenues, deferred revenues and other [in dollars]	$0.70	$(0.01)	$0.08	$0.03

Blended ARPU [in dollars]	$40.60	$39.72	$36.88	$38.44

Results of operations

Three- and nine-month periods ended September 30, 2004, compared with three-and nine-month periods ended September 30, 2003.

Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year. Except for the fact that some of our lenders may also be some of our shareholders, we did not enter into any significant related party transactions since our financial reorganization on May 1, 2003.

During the third quarter of 2004, we had 179,532 gross activations, an increase of 35% compared with the 132,521 activated during the same three-month period in 2003. The significant year-over-year improvement in quarterly gross activations was brought about by a substantial increase in postpaid subscriber additions. This result can be explained by the favourable consumer response towards our back-to-school promotions that included an expanded array of new MMS-capable handsets, as well as our new monthly service packages featuring unlimited local calling anywhere in Canada and unlimited incoming calls. In addition, the positive impact of our City Fido product in the Greater Vancouver and Toronto Areas contributed significantly to year-over-year growth in gross activations. As a result, postpaid customers represented 126,281 of the total gross activations for the third quarter of 2004, compared with the 56,807 achieved for the same three-month period last year, while prepaid customers accounted for the remaining 53,251 gross activations, down from 75,714 in the third quarter of 2003. The proportionately higher percentage of gross postpaid activations in the third quarter of 2004 at 70%, compared with 43% in the previous year reflects our increased focus on postpaid subscriber acquisition and the attractiveness of our promotional monthly airtime packages, many of which feature service options that are unique to Fido. On a year-to-date basis for 2004, gross activations were 440,752 (made up of 67% postpaid and 33% prepaid), an increase of 47% when compared with 299,421 for the same period in 2003 (consisting of 38% postpaid and 62% prepaid). Our objective for 2004 is to achieve a gross activation postpaid-to-prepaid split of approximately 60% to 40%. The total number of new subscribers acquired during the first nine months of 2004 represents over 65% of the total expected gross activations for 2004, which is on track with our plan for the full year.

Microcell Telecommunications Inc.

The blended churn for the three and nine months ended September 30, 2004 was 2.8% and 3.0% respectively, compared with 2.6% and 3.1% for the same periods in 2003, due mainly to higher postpaid churn.

Our postpaid churn for the three and nine months ended September 30, 2004 increased to 2.5% and 2.6%, respectively, from 2.0% and 2.1% for the same periods in 2003, primarily as a result of our competitors’ retaliatory marketing practices underscored by their continuingly aggressive limited-time promotions launched mainly in response to our launch of City Fido service in Toronto and Vancouver. Although our postpaid churn rate increased year-over-year, we experienced a slight improvement compared with the previous quarter’s result of 2.6%. We believe that the sequential quarterly improvement in postpaid churn was mainly the result of our customer lifecycle retention initiatives, the most significant of which include a customer loyalty program that features spending-based reward points and an optional two-year loyalty agreement. Since we introduced long-term contracts in February 2004, approximately 66% of our new postpaid customers have chosen this option. As a result of these programs, we expect a further improvement in postpaid customer retention in future quarters.

Although our prepaid churn rate increased slightly to 3.2% in the third quarter of 2004 from 3.1% in the same quarter one year earlier, it decreased on a sequential basis from 4.5% in the second quarter of 2004. The year-over-year increase in prepaid churn for the third quarter was brought about by an increase in inactive accounts due to our increased focus on acquiring higher-value postpaid subscribers, resulting in a reduced number of new activations with which to replenish the prepaid subscriber base. Accordingly, for the first nine months of 2004, our prepaid churn rate was 3.5%, compared with 3.8% for the same period in 2003.

At the beginning of the second quarter, we removed 74,843 inactive prepaid customers from our retail subscriber base. The increase in the number of inactive accounts was due primarily to the combined impact of continuing aggressive actions by the competition to attract our customers, a reduction in the validity period of certain airtime vouchers, and the brief success of some of our prepaid retention activities in 2003 that temporarily revived a number of dormant prepaid accounts. The adjustment to the prepaid customer base was not reflected in the calculation of our prepaid and blended churn rates or in net additions as these operating statistics are presented net of such adjustments.

Due to the combined impact of a significantly higher number of gross activations and well-managed churn, we added 77,722 and 137,003 net retail postpaid customers in the three and nine months ended September 30, 2004, respectively, compared with the net addition of 13,468 postpaid customers in the third quarter of 2003 and the net loss of 27,997 in the first three quarters of last year. These results were offset partially by the net loss of 1,949 and 32,212 prepaid customers for the third quarter and first nine months of 2004, respectively. As a result, we added 75,773 new retail customers in the third quarter of 2004 and 104,791 for the first nine months of 2004, compared with the net addition of 41,292 and the net loss of 26,796 retail customers for the same respective periods in 2003. Accordingly, as at September 30, 2004, we provided wireless service to 1,275,094 retail PCS customers, 729,183 of which were on postpaid and 545,911 on prepaid, compared with a retail customer base of 1,137,724 at the end of the third quarter of 2003, which was composed of 517,064 postpaid subscribers and 620,660 prepaid subscribers.

As at September 30, 2004, we also provided PCS network access to 52,265 wholesale subscribers, compared with 44,121 at the end of the second quarter of 2004 and 22,712 at the end of the third quarter of 2003. The increases were due mainly to Sprint Canada’s new combined home, long-distance and Fido wireless bundled service offering introduced commercially in September 2003. In addition, we had 429 subscribers on our iFido residential high-speed Internet service at the end of the third quarter of 2004. This service, which was commercially introduced in mid-March 2004, is currently available in Richmond, British Columbia and Cumberland, Ontario. We expect to offer iFido in our other markets as the MCS network is deployed by the venture overseeing the development of MCS broadband wireless access in Canada.

Microcell Telecommunications Inc.

Quarterly data (in millions of Canadian dollars, except for per-share data)

	Post-reorganization

	2003	2004

	Q4	Q1	Q2		Q3
	$	$	$		$

Revenues	151.4	145.3	161.4		175.4
Net income (loss) applicable to Class A and Class B shares	(17.8)	(19.9)	(11.2)		2.9
Basic earnings (loss) per share	(4.42)	(4.02)	(0.46	) [1]	0.10
Diluted earnings (loss) per share	(4.42)	(4.02)	(0.46	) [1]	0.08

[1]	The lower basic and diluted loss per share for Q2 2004 compared with Q1 2004 was mainly due to the higher weighted-average number of Class A and Class B shares outstanding following the conversion and redemption of all outstanding preferred shares during the first half of 2004.

	Pre-reorganization				Post-reorganization

	2002	2003

	Q4	Q1		Q2		Q3

			April		May &
					June
	$	$	$		$	$

Revenues	150.8	133.5	44.2		95.5	146.2
Net income (loss) applicable to Class A and Class B shares	(123.7)	35.3	10.3		10.7	(5.1)
Basic earnings (loss) per share	(0.51)	0.15	0.04		2.92	(1.35)
Diluted earnings (loss) per share	(0.51)	0.15	0.04		0.66	(1.35)

Revenues [in millions of Canadian dollars]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Services	163.7	135.2
Equipment sales	11.7	11.0

Revenues	175.4	146.2

Revenues [in millions of Canadian dollars]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

		[Pre-reorganization]
Services	445.9	222.9	170.2	393.1
Equipment sales	36.2	18.8	7.5	26.3

Revenues	482.1	241.7	177.7	419.4

Our revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, long distance, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, as well as revenues from wholesale service providers.

Microcell Telecommunications Inc.

Service revenues increased by 21% year-over-year to $163.7 million for the third quarter of 2004 and by 13% year-over-year to $445.9 million for the nine months ended September 30, 2004. The $28.5 million year-over-year improvement in third-quarter service revenues was composed of a $30.3 million increase in postpaid revenues, resulting mainly from a higher average number of postpaid subscribers in combination with higher postpaid ARPU, a $3.7 million increase in roaming revenues, and a $0.7 million increase in wholesale revenue. This was partially offset by a $6.2 million decrease in prepaid revenues arising from a reduction in the number of active prepaid subscribers. Similarly, the $52.8 million increase in service revenues for the first nine months of 2004 compared with the same period in 2003 was composed of a $59.4 million increase in postpaid revenues, an $8.1 million improvement in roaming revenues and a $0.6 million increase in wholesale revenues, offset partially by a $15.3 million decrease in prepaid revenues.

Equipment sales were $11.7 million and $36.2 million for the third quarter and first nine months of 2004, respectively, compared with $11.0 million and $26.3 million for the same periods in 2003. Despite higher acquisition discounts from handset rebates on limited-time promotions and an increase in customer retention-related discounts, equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

Postpaid ARPU for the three and nine months ended September 30, 2004 increased to $64.43 and $61.72, respectively, from $63.88 and $60.63 for the comparable periods in 2003. The improvements were attributable mainly to increased value-added service revenue per user from a higher penetration of enhanced voice services, increased data-related revenue per user from the growth of wireless data usage, the introduction of migration and management fees as a result of the launch of City Fido, and higher roaming revenues per user from a relatively greater level of both inbound and outbound traffic. This was offset partially by lower extra airtime revenue per user due to lower over-bundle usage stemming from the migration of high-usage customers towards unlimited usage options and plans such as Fido-to-Fido and City Fido, and decreased long-distance usage per user. Average monthly usage by our postpaid subscribers for the third quarter and year-to-date 2004 were 588 and 534 minutes, respectively, compared with 356 and 354 minutes for the same periods in 2003. The increases are primarily the direct result of our new City Fido service in Vancouver and Toronto that offers unlimited local usage for a fixed price of $45 per month.

Prepaid ARPU for the third quarter of 2004 decreased to $18.66 from $19.92 last year. The decrease was due mainly to the effect on airtime revenues from the introduction of a new price structure in August 2003 offering a $0.05 per-minute rate for evenings and weekends. Year-to-date, prepaid ARPU decreased to $17.63 from $19.68 in 2003 primarily as a result of lower billable minutes of usage in combination with the aforementioned impact on airtime revenues from the new evenings and weekends price structure introduced during the third quarter of 2003. Average monthly usage by our prepaid customers for the three-and nine-month periods ended September 30, 2004 was 63 and 59 minutes, respectively, compared with 61 and 62 minutes in 2003.

Blended ARPU for the three and nine months ended September 30, 2004 increased to $44.24 and $40.60, respectively, compared with $39.98 and $38.44 for the same periods last year due to the combination of higher postpaid ARPU and a greater proportion of postpaid subscribers in our customer base year-over-year.

Microcell Telecommunications Inc.

Costs and operating expenses [in millions of Canadian dollars]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Cost of services	53.3	45.6
Cost of products	26.4	29.0
Selling and marketing	31.6	25.0
General and administrative	22.3	20.9
Special charges	4.2	—
Depreciation and amortization	23.3	17.5

Costs and operating expenses	161.1	138.0

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

		[Pre-reorganization]
Cost of services	153.3	75.1	59.1	134.2
Cost of products	83.1	44.3	23.4	67.7
Selling and marketing	87.8	38.6	24.6	63.2
General and administrative	67.5	34.0	32.0	66.0
Special charges	9.7	—	—	—
Depreciation and amortization	61.1	28.8	59.4	88.2

Costs and operating expenses	462.5	220.8	198.5	419.3

Costs and operating expenses [excluding depreciation and amortization] for the three- and nine-month periods ended September 30, 2004 increased by 14% and 21%, respectively, to $137.8 million and $401.4 million from $120.5 million and $331.1 million in 2003. The increases reflect the greater level of subscriber acquisition, increased spending on retention and customer service initiatives, as well as incremental costs associated with a higher volume of roaming and long-distance minutes. Accordingly, the year-over-year increase of $17.3 million in third-quarter costs and operating expenses was composed of higher cost of services of $7.7 million, higher selling and marketing expenses of $6.6 million, higher general and administrative expenses [“G&A”] of $1.4 million and higher special charges of $4.2 million, offset partially by lower cost of products of $2.6 million. Similarly, year-to-date costs and operating expenses were significantly higher in 2004 relative to 2003, due primarily to our resumption of full commercial operations and subscriber growth starting in the third quarter of 2003, compared with previous quarters during the recapitalization process that were characterized by a self-imposed growth slowdown and careful cash management in order to preserve liquidity. As a result, costs and operating expenses [excluding depreciation and amortization] for the first nine months of 2004 increased by $70.3 million, compared with the same period in 2003. The increase in year-to-date costs and operating expenses was due to higher cost of services of $19.1 million, higher cost of products of $15.4 million, higher selling and marketing expenses of $24.6 million, higher G&A of $1.5 million and higher special charges of $9.7 million.

Our cost of services for the third quarter increased to $53.3 million in 2004 from $45.6 million in 2003. The $7.7 million variance was composed of a $2.6 million increase in customer care, training and billing costs, a $1.9 million increase in network operating costs, and a $3.2 million increase in the cost of sales associated with providing long distance and roaming services. Similarly, on a year-to-date basis, cost of services for the first nine months of 2004 increased to $153.3 million from $134.2 million in 2003, due to a $9.7 million increase in customer care, training and billing costs, a $1.7 million increase in network

Microcell Telecommunications Inc.

operating costs, and a $7.9 million increase in variable cost of sales, which was compensated for, in part, by a $0.2 million reduction in contribution charges paid to the CRTC.

Our cost of products for the third quarter of 2004 was $26.4 million, down from $29.0 million for the third quarter of 2003. The $2.6 million year-over-year decrease was due primarily to lower prepaid voucher production costs of $1.9 million, and a deferral of incremental costs of $8.9 million associated with our 24-month agreement handset discounts and City Fido activation fee. These costs were partially offset by a higher volume of handsets and accessories sold, resulting in an incremental expense of $7.4 million; increased per-unit handset costs for an aggregate amount of $0.6 million, attributable to a higher cost mix of handsets sold; and greater obsolescence and inventory devaluation for $0.2 million. For the nine-month period ended September 30, 2004, our cost of products increased to $83.1 million from $67.7 million in 2003. The $15.4 million variance can be explained by: a higher volume of handsets and accessories sold, resulting in an incremental expense of $33.8 million; increased per-unit handset costs for an aggregate amount of $4.7 million, attributable to a higher cost mix of handsets sold; increased assembly, refurbishing and packaging costs of $0.8 million; and greater obsolescence and inventory devaluation of $4.0 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $5.6 million, and an expense deferral of $22.3 million, associated with our 24-month agreement handset discounts and City Fido activation fee.

For the three and nine months ended September 30, 2004, selling and marketing expenses increased to $31.6 million and $87.8 million, respectively, from $25.0 million and $63.2 million for the same periods in 2003. The higher costs incurred year-over-year in the third quarter reflected an increase in retail partner compensation due to a higher level of sales (particularly a higher percentage of postpaid gross activations), increased spending on advertising, a higher volume of promotional discounts, and additional expenses associated with our new customer loyalty program and on-going retention initiatives. On a year-to-date basis, the higher costs recorded in 2004 were due mainly to increased spending on marketing activities, promotions and sales incentives, compared with the same period in 2003 when we reduced our customer-acquisition related promotions, decreased sales commissions and advertising expenses, as well as downsized our direct sales force as part of our capital restructuring process.

As a result of a higher number of gross activations, and despite a greater percentage of postpaid gross additions and higher variable costs related to sales and distribution, our COA decreased to $215 per gross addition for the third quarter of 2004 and to $247 per gross addition for the first nine months of 2004, compared with $249 and $264 per gross addition for the same respective periods in 2003.

We recorded G&A expenses of $22.3 million and $67.5 million for the three and nine months ended September 30, 2004, respectively, up from $20.9 million and $66.0 million for the same periods in 2003. The increases were due primarily to higher salaries and benefits and higher bad debt expense brought about by an expansion in accounts receivable, offset partially by lower rental, insurance and maintenance costs.

In conjunction with the strategic review and financial alternatives process that we initiated following the public takeover offers in order to maximize value for our securityholders, we incurred special charges in the amount of $3.8 million during the third quarter of 2004. This consisted of fees for legal and consulting services. In addition, the consequential impact of the offers on our share price led to an accelerated vesting of shares under our employee stock option plan, which resulted in an accelerated compensation expense of $0.4 million during the quarter that we would have otherwise recognized over the remaining initial vesting period. As a result, the aggregate amount of special charges incurred in the third quarter amounted to $4.2 million.

Depreciation and amortization increased to $23.3 million for the three months ended September 30, 2004, compared with $17.5 million for the same period in 2003 due to a notable increase in capital expenditures over the past twelve months. Conversely, on a year-to-date basis, despite higher capital spending for property, plant and equipment, depreciation and amortization was lower at $61.1 million, compared with $88.2 million for the first nine months of 2003. The year-over-year decrease was due to the realignment of our equity interest and capital structure under our recapitalization plan that we were required to perform as at May 1, 2003. This comprehensive revaluation of our balance sheet, referred to as “fresh start

Microcell Telecommunications Inc.

accounting,” included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003.

Despite higher costs and expenses incurred from financing the acquisition of approximately 47,000 additional subscribers during the third quarter of 2004 compared with the same quarter last year, we generated operating income of $14.4 million, compared with $8.2 million in 2003. Similarly, on a year-to-date basis, we generated $19.7 million of operating income, compared with $0.1 million for the first nine months of 2003. The improvement can be explained primarily by the significant decrease in depreciation and amortization expense following the reduction in property, plant and equipment associated with fresh start accounting.

OIBDA for the third quarter of 2004 increased to $37.6 million from $25.7 million in 2003. The improvement can be attributed to a $29.2 million, or 20%, year-over-year increase in total revenues, which was partially offset by a $17.3 million, or 14%, increase in total costs and operating expenses before depreciation and amortization. For the nine months ended September 30, 2004, OIBDA was $80.7 million, down from $88.2 million in 2003. Despite the impact on operating costs and expenses from the acquisition of approximately 141,000 additional subscribers during the first three quarters of this year, compared with the same period in 2003, the decrease in year-to-date OIBDA for 2004 was due primarily to the incurrence of special charges in the amount of $9.7 million in conjunction with the takeover bid process that began this past May.

Other [In millions of Canadian dollars]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Net interest expense and financing charges	(8.7)	(4.3)
Foreign exchange gain (loss)	0.1	(1.5)
Share of net loss in investees	(0.8)	—
Income tax expense	(2.0)	(1.2)
Net income	2.9	1.3
Net income (loss) applicable to Class A and Class B Shares	2.9	(5.1)

Other [In millions of Canadian dollars]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

		[Pre-reorganization]
Net interest expense and financing charges	(22.3)	(8.0)	(68.7)	(76.7)
Foreign exchange gain (loss)	(15.7)	12.2	136.6	148.8
Share of net loss in investees	(1.7)	—	—	—
Income tax expense	(3.0)	(8.9)	(1.8)	(10.7)
Net income (loss)	(23.0)	16.2	45.5	61.7
Net income (loss) applicable to Class A and Class B Shares	(28.2)	5.6	n/a	n/a

Microcell Telecommunications Inc.

For the third quarter of 2004, net interest expense and financing charges were $8.7 million, compared with $4.3 million for the same quarter in 2003. The year-over-year quarterly increase was due to an increase in the amount of long-term debt following the refinancing of our post-recapitalization senior secured bank credit facilities during the first quarter of 2004 coupled with a higher effective interest rate. For the first nine months of 2004, net interest expense and financing charges were $22.3 million, down from $76.7 million for the same nine-month period in 2003. This decrease was primarily the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, and the appreciation of the Canadian dollar relative to the U.S. dollar. Cash interest payments of $8.8 million and debt principal repayments of $3.0 million were made during the third quarter of 2004.

We incurred a foreign exchange gain of $0.1 million for the third quarter of 2004 (which includes an unrealized gain of $0.3 million), compared with a foreign exchange loss of $1.5 million for the same quarter last year (of which $0.9 million was unrealized). The improvement was due mainly to the relatively more favourable change in the U.S./ Canadian foreign exchange rate compared in the third quarter of 2004 versus 2003. On a year-to-date basis, we recorded a foreign exchange loss of $15.7 million in 2004 (of which $13.0 million was unrealized), compared with a foreign exchange gain of $148.8 million for the first nine months of 2003 (of which $142.4 million was unrealized). The large foreign exchange gain in 2003 was due to the relatively greater positive impact of a favorable change in the U.S./ Canadian foreign exchange rate on a substantially higher level of U.S.-dollar denominated long-term debt outstanding. Prior to the successful completion of our capital reorganization, we had approximately $1.9 billion of U.S.-dollar denominated long-term debt outstanding as at April 30, 2003 compared with $360.6 million as at September 30, 2004. During the first quarter of 2004, we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated term loan A debt [“Term Loan A”] and term loan B debt [“Term Loan B”] as explained in the liquidity and capital resources section.

We recognized a share of net loss in investees of $0.8 million and $1.7 million, respectively, for the three and nine months ended September 30, 2004, as a result of Inukshuk’s participation in a venture which is currently in start-up mode. The venture, in which we have a one-third ownership, was created with two other partners during the fourth quarter of 2003 to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Given our minority interest in this venture, we account for its net losses using the equity method of accounting.

Higher income tax expense of $0.8 million for the three-month period ended September 30, 2004 is mainly due to a higher pre-tax income incurred during the third quarter of 2004 compared with the third quarter of 2003. On a year-to-date basis, lower income tax expense of $7.8 million is mainly due to a lower pre-tax income incurred during the first nine months of 2004 compared with the same period of 2003.

We posted net income and net income applicable to Class A and Class B Shares of $2.9 million for the third quarter of 2004. As a result, basic and diluted earnings per share for the three months ended September 30, 2004 were $0.10 and $0.08, respectively. This compared with net income of $1.3 million and a net loss applicable to Class A and Class B Shares [when considering the accretion on the redemption price of the preferred shares] of $5.1 million for the third quarter of 2003, as well as a basic and diluted loss per share of $1.35. For the nine months ended September 30, 2004, we recorded a net loss of $23.0 million and a net loss applicable to Class A and Class B Shares [when considering the accretion on the redemption price of the preferred shares for the first four months of the year] of $28.2 million. Conversely, for the same nine-month period in 2003, we recorded net income of $61.7 million (composed of $45.5 million for the four-month pre-reorganization period and $16.2 million for the five-month post-reorganization period) and net income applicable to Class A and Class B Shares of $51.1 million (composed of $45.5 million for the four-month pre-reorganization period and $5.6 million for the five-month post-reorganization period). The net income we generated in 2003 was mainly on account of a substantial foreign exchange gain recorded on a relatively higher level of outstanding U.S.-dollar denominated debt, which was offset partially by higher interest expense and higher depreciation and amortization.

Microcell Telecommunications Inc.

Liquidity and capital resources

As at September 30, 2004, we had cash and cash equivalents of $111.0 million and short-term investments of $22.8 million compared with $43.1 million and $60.9 million respectively, as at December 31, 2003. Our cash and cash equivalents as at September 30, 2004 were composed of $108.0 million in Canadian dollars and $3.0 million in U.S. dollars. In addition, we had access to a revolving bank credit facility in the amount of $25.2 million [after $24.8 million credit reduction following the swap transactions entered into as described in note 5 to the unaudited interim consolidated financial statements], of which no amount was drawn on September 30, 2004. As at September 30, 2004, we had outstanding letters of guarantee for an aggregate amount of $0.3 million.

As at September 30, 2004, we had outstanding amounts of $184.4 million as Term Loan A [U.S.$146.2 million] and $188.2 million as Term Loan B [U.S.$149.2 million] for total borrowings of $372.6 million [including a current portion of $12.0 million]. Without taking into consideration the swap transactions described below, Term Loan A bears interest at LIBOR plus 4%, which is payable on a quarterly basis. The principal is payable in quarterly installments, which started in June 2004 and will mature in March 2011. Term Loan B bears interest at LIBOR plus 7% [including a LIBOR floor of 2%], which is payable on a quarterly basis. The principal is also payable in quarterly installments, which started in June 2004 and will mature in September 2011. We have the right to increase, at a later date, up to an additional $25 million under our revolving facility or Term Loan A and up to an additional $50 million under Term Loan B. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets. In March 2004 we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar denominated Term Loan A and Term Loan B.

We swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [U.S.$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of LIBOR plus 4% on Term Loan A, payable in U.S. dollars, to a floating interest rate of LIBOR plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of LIBOR plus 7% on Term Loan B, payable in U.S. dollars, to a floating interest rate of LIBOR plus 8.485%, payable in Canadian dollars. These swap agreements included a recouponing provision which allowed both parties to enter into an amendment of the economic variables when the fair market value of the swaps exceed a threshold of $16 million, in such manner that the market value is reduced to an amount no greater than $16 million. As of September 30, 2004, an amendment occurred between the parties to revise the limit of $16 million to $24.8 million. Consequently, the economic variables were amended to reduce the market value of the swaps from $34.4 million payable to $24.7 million, generating a payment by us to the counterparties of $9.7 million on October 3, 2004. Under this amendment, the floating interest rates of our swap agreements relating to our Term Loan A and Term Loan B were reduced to LIBOR plus 4.616% and LIBOR plus 8.006% respectively. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Pursuant to a final prospectus dated March 24, 2004, we distributed to the holders of our Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, we entered into a standby purchase agreement with COM Canada, LLC [“COM”] pursuant to which it agreed to purchase, at a price of $22.00, all Class B Shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at a price of $22.00, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. On May 3, 2004, COM purchased, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell issued to COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares. The net proceeds from the rights offering and private

Microcell Telecommunications Inc.

placement to COM amounted to $148.0 million [net of approximately $1.4 million of issuance fees] and have been used by Microcell to redeem as of May 1, 2004 75,233 preferred shares, at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $146.8 million will be used to fund capital expenditures and for general corporate purposes.

As a result of this rights offering and following the redemption of our preferred shares and the exercise of 449,673 stock options, our share capital as at September 30, 2004, was composed of the following: 198,679 Class A Shares; 29,566,308 Class B Shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued pursuant to the private placement. In addition, there were 1,340,192 outstanding stock options for Class B Non-Voting Shares.

Our working capital, or current assets less current liabilities, was $137.1 million as at September 30, 2004 compared with $102.4 million as at December 31, 2003 for an increase of $34.7 million mainly due to the net proceeds generated by the rights offering and the bank financing described above.

The following table summarizes our future contractual cash obligations, excluding interest, as at September 30, 2004. The contractual obligations under the operating leases related to sites, switch rooms, offices and stores:

Contractual Obligations [in millions of Canadian dollars]

	Payment due by period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt	372.6	12.0	22.7	53.4	284.5
Operating leases	133.4	31.8	41.5	27.8	32.3

We believe that cash flows from operations, our current cash position and our access to a revolving bank credit facility will allow us to meet our business requirements, including debt service and capital expenditures, for the foreseeable future.

Cash flows [In millions of Canadian dollars]

	Three months	Three months
	ended	ended
	September 30	September 30
	2004	2003
	$	$

Cash provided by (used in) operating activities	(6.8)	51.6
Cash used in investing activities	(51.4)	(20.1)
Cash provided by (used in) financing activities	1.4	(2.4)

Microcell Telecommunications Inc.

Cash flows [In millions of Canadian dollars]

	Nine months	Five months	Four months	Nine months
	ended	ended	ended	ended
	September 30	September 30	April 30	September 30
	2004	2003	2003	2003
	$	$	$	$

		[Pre-reorganization]
Cash provided by operating activities	29.9	60.8	14.5	75.3
Cash provided by (used in) investing activities	(160.0)	(20.7)	70.3	49.6
Cash provided by (used in) financing activities	198.0	(4.8)	—	(4.8)

Three-month period ended September 30, 2004

We used $6.8 million in cash for our operating activities in the three-month period ended September 30, 2004, compared with cash provided by operating activities of $51.6 million for the same period in 2003. The $58.4 million decrease resulted mainly from higher cash used in operating assets and liabilities of $57.3 million and by higher cash expenses of $13.0 million, consisting mainly of an increase in cash interest expense payable mainly due to our new credit facilities and partially offset by a higher operating income of $11.9 million [net of depreciation and amortization].

Cash used in investing activities was $51.4 million during the three-month period ended September 30, 2004, compared with $20.1 million for the same period in 2003. This increase was mainly attributable to higher additions to property, plant and equipment of $18.5 million in the third quarter of 2004 [resulting from higher cash investments in the PCS network] and to higher investment in short-term investments of $12.8 million. The year-over-year increases in capital expenditures reflected an increase in spending for network access and capacity expansion, as well as the additional costs associated with our on-going support of City Fido in Vancouver and Toronto, as well as preparing other cities for the future launch of City Fido. The lower level of capital spending in 2003 was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash.

Cash provided by financing activities was $1.4 million for the third quarter of 2004 compared with cash used totalling $2.4 million for the same period of 2003. This difference of $3.8 million was mainly due to the exercise of stock options in 2004 which generated proceeds of $4.7 million, partially offset by the reimbursement of our long-term debt in the amount of $3.0 million compared with a reimbursement of our long-term debt of $2.4 million in the third quarter of 2003.

Nine-month period ended September 30, 2004

We generated $29.9 million in cash from our operating activities in the nine-month period ended September 30, 2004, compared with $75.3 million for the same period in 2003. The decrease of $45.4 million resulted mainly from lower cash provided by operating assets and liabilities of $64.5 million and by a lower operating income of $7.5 million [net of depreciation and amortization]. This was partially offset by lower cash expenses of $26.6 million, consisting mainly of reduced cash interest expense due to our new capital structure.

Cash used in investing activities was $160.0 million during the nine-month period ended September 30, 2004, compared with cash provided by investing activities of $49.6 million for the same period in 2003. This was mainly attributable to higher additions to property, plant and equipment which amounted to $198.2 million in the first three quarters of 2004 compared with spending of $36.1 million for the same period in 2003 and to lower proceeds from the sale of long-term investment, short-term investments and marketable securities of $47.5 million. The year-over-year increases in capital expenditures reflected an

Microcell Telecommunications Inc.

increase in spending for network access and capacity expansion, as well as the additional costs associated with our on-going support of City Fido in Vancouver and Toronto, as well as preparing other cities for the future launch of City Fido. The increase in capacity-related expenditures was the result of the timing of upgrades to our switching and radio infrastructure and the initial set-up costs associated with the expansion of City Fido beyond Vancouver and Toronto. Network spending represented $167.6 million of total capital expenditures for the nine-month period ended September 30, 2004. The remaining amounts were related primarily to information technology initiatives and operational support systems. Comparatively, the lower level of capital spending during the first three quarters of 2003 was due to our self-imposed growth slowdown during the capital restructuring process as a means of preserving liquidity

On March 17, 2004, we announced the successful closing of an amended and restated senior secured bank financing in an aggregate principal amount equivalent to $450 million (including undrawn revolving credit facilities of $50 million) for our wholly-owned subsidiary, Solutions. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of $330.3 million and to terminate related swap transactions in the amount of $4.2 million. With respect to the new credit facilities, we spent $12.9 million in financing costs, which are deferred and amortized over the terms of the loans. In addition, the rights offering, which was fully subscribed, generated net proceeds of $148.0 million, excluding the use of $1.2 million to redeem all of our outstanding preferred shares as at April 30, 2004. Finally, the exercise of stock options generated proceeds of $4.7 million. This was partially offset by higher repayment of long-term debt in 2004 of $1.2 million. As a result of the above, financing activities provided $198.0 million of cash during the nine-month period ended September 30, 2004 compared with cash used of $4.8 million in 2003.

Contingencies

On April 21, 2004, Unique Broadband Wireless Services, Inc. [“UBS”], an Ontario corporation that manufactures and operates wireless products and services, filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream Corp. in the Ontario Superior Court of Justice. In its statement of claim, UBS claims, among other things, for damages in the amount of $160 million from each Microcell, Solutions and Inukshuk for breach of contract, breach of confidence and breach of fiduciary duty and punitive damages. UBS also claims from Inukshuk, as an alternative to the damages claims, an order for specific performance of a conditional agreement between Inukshuk and UBS with respect to the use of 38 MHz of Inukshuk’s spectrum by UBS. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Microcell and other providers of wireless telecommunications services in Canada. The proceeding involves allegations of deceit, misrepresentation and false advertising by wireless telecommunications service providers with respect to the monthly system access fees being charged to customers. The plaintiffs seek unquantified damages from the defendant wireless telecommunications service providers, plus costs and pre-judgment and post-judgment interest. Microcell believes it has good defences to the allegations made by the plaintiffs. Further, the proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action.

Microcell Telecommunications Inc.

Guidance for 2004

We are changing our 2004 guidance for special charges from $15 million to $25 million. In conjunction with the takeover bid offers that have emerged since May 2004, we have incurred special charges related to both financial and legal fees. If a transaction occurs, a transaction fee will be payable to our financial advisors that will be calculated as a percentage of the consideration paid to acquire Microcell’s equity. As a result, given the higher takeover bid price from Rogers of $35 per share, compared with the unsolicited takeover offer of $29 per share from TELUS Corporation which was used as the basis for establishing the special charges provision of $15 million originally, we expect to incur an additional $10 million in special charges. Consequently, we now expect to generate an operating loss of up to $10 million and OIBDA in the range of $90 million to $100 million. As indicated in the table below, other previously issued guidance for full-year 2004 financial and operating performance remains unchanged.

	Revised Targets	2004 YTD	Revised Targets	Initial 2004 Targets
	October 27, 2004	Actuals	August 10, 2004	February 12, 2004

Gross additions	No change	440,752	640,000 to 680,000	580,000 to 610,000
Blended churn	No change	3.0%	No change	2.7% to 3.0%
Service revenues	No change	$445.9 million	$625 to $650 million	$615 to $640 million
Special charges	$25 million[1]	$9.7 million	$15 million[1]	—
Operating income	$(10) to $0 million [2]	$19.6million	$0 to $10million	$15 to $25million
Depreciation and amortization	No change	$61.1million	No change	$100million
OIBDA	$90 to $100 million [2]	$80.7 million [3]	$100 to $110 million	$115 to $125 million
Capital expenditures	No change	$198.2 million	$270 to $280 million	$170 to $180 million

[1]	In conjunction with the strategic review process that we initiated in order to maximize value for our securityholders, we expect to incur certain non-operating expenses in 2004 related to legal and consulting fees, as well as the accelerated vesting of employee stock options.

[2]	The revised guidance reflects $25 million in special charges described in note [1] above.

[3]	This figure includes $9.7 million of special charges.

Microcell Telecommunications Inc.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: October 27, 2004

By:

Jacques Leduc [signed]
Chief Financial Officer and Treasurer